Legacy Reserves LP

303 W. Wall Street, Suite 1800

Midland, Texas 79701

November 13, 2013

Via EDGAR
Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Legacy Reserves LP
Form 10-K for Fiscal Year Ended
December 31, 2012
Filed February 27, 2013
Form 8-K filed August 6, 2013
Supplemental response dated September 16, 2013
File No. 001-33249

Dear Mr. Skinner:

Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 31, 2013, with respect to (i) Legacy’s Form 10-K for the Fiscal Year ended December 31, 2012 filed with the Commission on February 27, 2013, File No. 001-33249 (our “Form 10-K”), and (ii) Legacy’s Form 8-K filed August 6, 2013, File No. 001-33249 (our “Form 8-K”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 1 —  Summary of Significant Accounting Policies

Derivative Instruments and Hedging Activities, page F-10

1.                                      We note that you record the change in the fair market values of commodity derivative contracts in current earnings because you do not designate these derivatives as cash flow hedges.  We also note that you have disclosed realized and unrealized gains / losses on commodity derivative contracts not designated as cash flow hedges.

Mr. Brad Skinner

November 13, 2013

Please identify the specific provisions of the relevant authoritative literature that support the separate disclosure of realized and unrealized gains / losses on derivative contracts not designated as cash flow hedges.  As part of your response, explain to us why the measure of unrealized gains / losses that you have presented is an amount calculated in accordance with U.S. GAAP.  In addition, please tell us whether unrealized gains / losses on derivative contracts not designated as cash flow hedges represents both unrealized gains / losses on derivative contracts held at period end and the reversal of previously recognized gains / losses on derivative contracts settled during the period.

In the Staff’s comment letter to Legacy dated January 8, 2009 (the “2009 Comment Letter”), the Staff provided the following comment: “…[we] continue to believe you should modify your presentation to report realized and unrealized gains and losses from derivatives in a single line item, and provide further clarifying discussion of the nature and amounts of realized versus unrealized gains and losses within the notes to the financial statements.”  Further, in a speech given by Gregory A. Faucette (“Faucette”) on December 11, 2003, who at the time of the speech was a Professional Accounting Fellow in the Office of the Chief Accountant of the Commission, Faucette noted that FASB Statement No. 133 (“Statement 133”) was “silent on geography” of the appropriate accounting practices regarding “economic hedges.” Faucette noted that “an “economic hedge” is usually a derivative entered into by an entity to hedge a specific exposure, but which does not receive special hedge accounting under Statement 133, as either the hedge relationship does not qualify for hedge accounting under the criteria in that standard, or an entity does not elect hedge accounting (for example, if the entity does not believe the cost of designating the hedge and tracking effectiveness is worth the benefit of receiving hedge accounting).”  Accordingly, given the lack of clear guidance on the proper accounting treatment of “economic hedges” and the fact that our presentation and disclosure have been consistent with the approach the Staff communicated in the 2009 Comment Letter, we believe our previous presentation in the Statement of Operations and in the footnotes was permissible under U.S. GAAP.

Our previous presentation of unrealized gains / losses on derivative contracts not designated as cash flow hedges represented both unrealized gains / losses on derivative contracts held at period end and the reversal of previously recognized gains / losses on derivative contracts settled during the period.  In an effort to provide more clarity to investors of this fact, we have revised our disclosure in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed with the Commission on November 6, 2013 (our “Third Quarter Form 10-Q”) to include the line item “Net gains (losses) on commodity derivatives” in lieu of “Realized and unrealized net gains (losses) on commodity derivatives” in our Statement of Operations.  In future filings, we will continue to provide disclosure consistent with our Third Quarter Form 10-Q related to our derivative contracts.

Mr. Brad Skinner

November 13, 2013

2.                                      Separately, in view of our question regarding the support under U.S. GAAP for your separate presentation of realized and unrealized gains / losses, please explain your basis for concluding the following presentations are appropriate:

•                                          Disaggregated presentation of realized and unrealized gains / losses in the notes to your consolidated financial statements;

•                                          Separate presentation and discussion of realized and unrealized gains /losses  in both tables and text provided in your MD&A; and

•                                          Disclosure of average sales price per unit including the impact of realized derivative gains / losses.

As part of your response to these points, explain to us why you believe presentations based solely on total net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.

Our disaggregated presentation of realized and unrealized gains / losses in the notes to our consolidated financial statements is based on our previous formal correspondence with the Staff.  As noted above, the 2009 Comment Letter provided the following comment: “…[we] continue to believe you should modify your presentation to report realized and unrealized gains and losses from derivatives in a single line item, and provide further clarifying discussion of the nature and amounts of realized versus unrealized gains and losses within the notes to the financial statements.”  In response to the 2009 Comment Letter, we have previously provided the disaggregated presentation of realized and unrealized gains / losses in the notes to our consolidated financial statements.  However, after considering the alternative approach the Staff articulated at the end of this comment, we have revised our presentation in the notes to the condensed consolidated financial statements included in our Third Quarter Form 10-Q to provide a reconciliation of the changes in fair value of our total commodity derivatives rather than the previous disaggregated presentation of realized and unrealized gains / losses.  Please see Note 7. Derivative Financial Instruments of our notes to our condensed consolidated financial statement included in our Third Quarter Form 10-Q.  In future filings, we will continue to provide disclosure consistent with our Third Quarter Form 10-Q related to our derivative contracts.

The separate presentation and discussion of realized and unrealized gains / losses in both tables and text provided in our MD&A is provided under the guidance provided by Faucette in the speech mentioned in our response to Comment 1 and Item 303 of Regulation S-K.  In Faucette’s speech, he reminded registrants that they can, and likely should, discuss the reasons for entering into economic hedge derivatives in MD&A and provide whatever information is necessary and appropriate through disclosure.  Further, Item 303 of Regulation S-K requires a discussion regarding our Results of Operations and Liquidity.

Mr. Brad Skinner

November 13, 2013

While the total change in the fair value of our derivatives is contained in the notes of our financial statements, we feel that more explicit disclosure is warranted in the MD&A in order to clearly communicate to our investors how commodity derivatives affect our earnings and cash flows.  Although we do not designate our commodity derivatives as hedges for accounting purposes, the reason we enter into them is to provide economic hedges. Therefore, we believe it is important to communicate to investors the extent to which the economic hedges have affected our historical cash flows, and we believe that the most informative way to communicate this is by showing how settlements have affected the average selling price per unit. Similarly, we believe that investors find useful information that excludes the effects of unrealized derivatives gains / losses since these amounts are expected to be offset by correspondingly lower or higher cash flows in future periods.  However, in response to this most recent comment from the Staff, we have revised our presentation of our Third Quarter Form 10-Q MD&A to provide the disclosure in both tables and text in the MD&A of the changes in fair value of our total commodity derivatives rather than the previous separate presentation of realized and unrealized gains / losses.

In addition, the sales price per unit line item in our Third Quarter Form 10-Q has been revised and presented as “Average sales price per unit (including derivative cash settlements)” to clarify that this metric takes into account all cash payments/receipts related to the settlement of the associated commodity derivatives.

Form 8-K filed August 6, 2013

Non-GAAP Financial Measures

3.                                      We note your response to comment 4 in our letter dated September 4, 2013.  As noted in our prior comment, it appears that the reconciliation of the non-GAAP measures presented should be revised to replace the adjustment for unrealized gains / losses on commodity derivatives with two separate line items: one for the total gain / loss recognized and another for the net cash received / paid for commodity derivatives not designated as hedging instruments which were settled during the period.

We acknowledge the Staff’s comment and note that we have complied with the request in our latest earnings release filed as Exhibit 99.1 to Form 8-K filed November 5, 2013 and also in our disclosure contained in our Third Quarter Form 10-Q.  In future filings, we will continue to disclose these commodity derivative-related measures consistent with our disclosure contained in the filings mentioned in this response.

4.                                      We note your response to comment 5 in our letter dated September 4, 2013.  Your response states that Distributable Cash Flow provides investors with an approximation of Available Cash, as defined in your partnership agreement, prior to the establishment of any cash reserves.  Please provide us with a comparison of the calculations of Available Cash and Distributable Cash Flow (e.g., tell us how capital expenditures are determined in calculating Available Cash).  With your response, please tell us about the extent to which Distributable Cash Flow is considered by management and the

Mr. Brad Skinner

November 13, 2013

board of directors in determining actual cash distributions.  In addition, please tell us how you considered providing context for an investor to evaluate Distributable Cash Flow as part of the disclosure in your Form 8-K.  As part of your response, explain how you evaluate, and how you believe investors should consider, any excess or shortfall of Distributable Cash Flow over actual cash distributions for any given period.

As noted in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, our primary business objective is to generate stable cash flows allowing us to make cash distributions to our unitholders.  The aggregate quarterly amount of cash distributions to our unitholders is a distribution of Available Cash as required by our partnership agreement.

Under our partnership agreement, Available Cash is defined generally to mean, cash on hand at the end of each quarter, plus working capital borrowings made after the end of the quarter, less cash reserves determined by our general partner, in its sole discretion, to be necessary and appropriate to provide for:

•                                          the conduct of our business (including reserves for future capital expenditures, future debt service requirements, and our anticipated capital needs);

•                                          compliance with applicable law or any of our debt instruments or other agreements; and

•                                          future distributions to our unitholders for any one of the upcoming four quarters.

In consideration of the requirement under our partnership agreement to make distributions of Available Cash and to achieve our primary business objective discussed above, the board of directors of our general partner (the “Board”) uses Distributable Cash Flow as a tool to measure the Partnership’s ability to make quarterly distributions per unit and to determine the needed adjustments to the Partnership’s cash on hand at the end of each quarter for calculating the amount of Available Cash required to be distributed in a given quarter.

We define Distributable Cash Flow as Adjusted EBITDA less cash interest expense including the accrual of interest expense related to our senior notes which is paid on a semi-annual basis; cash income taxes; cash settlements of LTIP unit awards; and estimated maintenance capital expenditures.

As cited above and as described in our letter to the Staff dated September 16, 2013, our determination of Distributable Cash Flow only provides an adjustment for estimated maintenance capital expenditures rather than total development capital expenditures in order to provide a more meaningful and clear metric when comparing Legacy to its investment class peers.

Importantly, when establishing cash reserves in determining Available Cash, the Board takes into account the future expected total development capital expenditures greater than maintenance capital expenditures to ensure Legacy has adequate funds to meet its future growth objectives as determined in the Board’s discretion.

Mr. Brad Skinner

November 13, 2013

When the Board determines Available Cash, it considers the amount of Distributable Cash Flow generated, any reserves that had been established with respect to prior periods, amounts the Board chooses to reserve for future periods, the ability of the Partnership to borrow for working capital, and the cash flow impact of any other temporary, one-time, or uncharacteristic events that occurred during the quarter or are expected to occur in the near future as further described below.

We disclose Distributable Cash Flow to allow investors to compare our quarterly cash flow to distributions.  Equity research analysts and many investors reference this ratio of Distributable Cash Flow over Available Cash as “Distribution Coverage.”  We believe this shows our investors the extent to which Distributable Cash Flow has been sufficient to cover current distributions.  For example, if Distribution Coverage is greater than 1.0x, then our investors can ascertain that Legacy’s cash flows are sufficient to cover our quarterly distribution.  The amount by which Distribution Coverage exceeds 1.0x can be viewed as additional cash that has been utilized by the Partnership during the quarter for any of a variety of things, which may include:

•                                          funding total development capital expenditures that are in excess of estimated maintenance capital expenditures;

•                                          funding other growth initiatives including acquisitions;

•                                          paying down debt; and/or

•                                          reserving additional cash to support future distributions.

If our Distribution Coverage is less than 1.0x, then our investors can ascertain that Legacy’s cash flows for the quarter were not sufficient to cover our quarterly distributions.  The Board uses its discretion in determining if such shortfalls are temporary or if Available Cash should be adjusted.  Temporary shortfalls may be attributable to factors that include:

•                                          negative swings in realized commodity prices (including the impact of differentials) that are not anticipated to be long-term in nature;

•                                          negative shortfalls in previously expected production-driven by factors that are anticipated to be corrected in the near future or have already been corrected;

•                                          increased costs (either operating costs, taxes, or general and administrative) that are anticipated to improve in the near term;

•                                          increased interest expense, LTIP settlements or estimated maintenance capital expenditures that are viewed as one-time in nature or generally not expected to be re-occurring; or

•                                          any of the above negative factors, the impact of which is not expected to be corrected in the near-term but other positive factors are expected to at least offset such negative impact in the near-term.

Mr. Brad Skinner

November 13, 2013

In order to provide our investors context to better evaluate Distributable Cash Flow in our Form 8-K, we provide Distributable Cash Flow per unit and Distribution per unit (which is equal to Available Cash per unit) to allow investors to ascertain our Distribution Coverage with respect to the period.  In addition, we would propose to revise and further supplement our current discussion regarding Adjusted EBITDA and Distributable Cash Flow to the following:

“Adjusted EBITDA and Distributable Cash Flow are presented as management believes they provide additional information concerning the performance of our business and are used by investors and financial analysts to analyze and compare our current operating and financial performance relative to past performance and such performances relative to that of other publicly traded partnerships in the industry. Adjusted EBITDA and Distributable Cash Flow may not be comparable to similarly titled measures of other publicly traded limited partnerships or limited liability companies because all companies may not calculate such measures in the same manner.

In addition, Distributable Cash Flow is one of the factors used by the board of directors of our general partner (the “Board”) to help determine Available Cash as defined in our partnership agreement.  The Board determines the appropriate level of distributions in accordance with the provisions of our partnership agreement, based on a number of factors including without limitation Distributable Cash Flow, cash reserves established in prior periods, reserves the Board establishes for future periods, and borrowing capacity for working capital. Management and the Board consider the long-term view of expected results in determining the amount of its distributions.  Certain factors impacting EBITDA and Distributable Cash Flow may be viewed as temporary, one-time in nature, or being offset by reserves from past performance or near-term future performance.  Financial results are also driven by various factors that do not typically occur evenly throughout the year that are difficult to predict, including rig availability, weather, well performance, the timing of drilling and completions and near-term commodity price changes. Consistent with practices common to publicly traded partnerships, the Board historically has not varied the distribution it declares based on such timing effects. The Board reviews historical financial results and forecasts of future periods and the impact of significant acquisitions in making a determination to increase, maintain or decrease the current level of distribution.”

5.                                      We note that you define maintenance capital expenditures as “the estimated amount of capital required to hold production flat on a long-term basis.” Please explain to us, in greater detail, how maintenance capital is calculated.  As part of your response, tell us whether maintenance capital expenditures represent actual or budgeted capital expenditures.  Additionally, clarify the targets, in terms of production or proved reserves, including total proved reserves, that are intended to be achieved over the period to which the estimate relates.

For Legacy, maintenance capital expenditures is determined on an annual basis and updated periodically as needed throughout the year.  The amount of estimated maintenance capital expenditures is intended to represent the amount of capital required to fully offset declines in production. The figure is estimated using management’s best judgment and is reviewed and approved by the Board.  Key factors utilized in determining this estimate include:

Mr. Brad Skinner

November 13, 2013

•                                          the long-term (typically 5 to 10 years) compound annual production decline rate of our estimated proved developed producing reserves based on our third-party prepared reserve report;

•                                          the exit rate production of the current year; and

•                                          the estimated weighted average productivity of our budgeted total development capital expenditures (i.e., the amount of production generated from the capital deployed).

Numerous components impact the above-referenced factors and actual results of such projections including the estimated production decline and the estimated capital efficiency may materially differ from such projections.  Several of the most impactful components include:

•                                          unexpected or abnormal downtime of producing wells due to operational issues or regulatory matters;

•                                          unexpected or abnormal production takeaway constraints including force majeur issues with third parties;

•                                          changes in capital costs due to inflationary pressures or changes to project scope or scale, or additional costs incurred due to operational issues;

•                                          timing of capital projects due to matters such as equipment availability, third-party service availability, weather, the timing of completions and the commodity price environment; and

•                                          general errors in production decline projections or capital estimates.

As noted above, there can be considerable variability in the factors driving management’s determination of estimated maintenance capital expenditures.  Accordingly, such figure may not maintain our production.

Please note that management does not target specific levels of proved reserves to be achieved, but acknowledges that in order to obtain production, we must convert proved non-producing and unproved reserves to producing and all such conversion costs are included in the above-referenced determination of estimated maintenance capital expenditures as part of total development capital expenditures.

In Exhibit 99.1 to our Current Report on Form 8-K filed with the Commission on November 5, 2013, we have provided the following footnote to clarify the calculation of maintenance capital expenditures for investors: “Beginning in the first quarter of 2013, Legacy began deducting estimated maintenance capital expenditures instead of total development capital expenditures in the computation and presentation of Distributable Cash Flow, which results in the measure of Distributable Cash Flow not being comparable to any periods prior to 2013. The estimated amount represents a prorated portion of capital expenditures required on average per year to maintain our production on a long-term basis, generally between five and ten years.”

Mr. Brad Skinner

November 13, 2013

In future filings, we will amend this footnote to the following:

“Beginning in the first quarter of 2013, Legacy began deducting estimated maintenance capital expenditures instead of total development capital expenditures in the computation and presentation of Distributable Cash Flow, which results in the measure of Distributable Cash Flow not being comparable to any periods prior to 2013. Estimated maintenance capital expenditures is based on management’s judgment of various factors including the long-term (generally 5-10 years) decline rate of our current production and the projected productivity of our total development capital expenditures.  Total development capital expenditures, of which estimated maintenance capital expenditures represents a portion thereof, include capital expenditures related to development drilling, re-completion, workover and other costs to improve production rates or increase reserves, both from operated and non-operated properties.  Actual production decline rates and capital efficiency may materially differ from our projections and such estimated maintenance capital expenditures may not maintain our production.”

*******

Legacy acknowledges the following:

•                        Legacy is responsible for the adequacy and accuracy of the disclosure in the filing;

•                        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                        Legacy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing to the undersigned at 432-689-5200 or George J. Vlahakos at 713-220-4351.

Sincerely,

/s/ James Daniel Westcott
James Daniel Westcott
Chief Financial Officer